Gerardo Varela Tenaris 1-888 300 5432 www.tenaris.com

Tenaris Announces a Delay in its Acquisition of the Remaining Minority Interests in Siderca

Luxembourg, April 11, 2003. Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS; MTA Italy: TEN), announced today that its acquisition of the remaining minority interests in Siderca S.A.I.C. (Siderca) has been delayed until further notice. This results from a delay on the part of the Argentine securities regulator to publish in the Argentine Public Commercial Registry its previously issued communication confirming approval of the transaction. Without such publication, Tenaris is not able to complete its acquisition of the Siderca shares.

Tenaris understands that the delay on the part of the Argentine securities regulator is related to an injunction issued by an Argentine court in response to the petition presented by four shareholders holding 0.01% of the shares of Siderca to halt the acquisition process in respect of the shares held by them and the need to determine the implications of such injunction.

Tenaris intends to resume the process as soon as it is able to do so. It regrets any inconvenience that may be caused to the holders of Siderca shares and ADSs by the delay of the process occasioned through no fault of its own.

This communication does not constitute an offer or solicitation for the sale, purchase or acquisition of securities in any jurisdiction.

Tenaris is a leading global manufacturer of seamless steel pipe products and provider of pipe handling, stocking and distribution services to the oil and gas, energy and mechanical industries and a leading regional supplier of welded steel pipes for gas pipelines in South America. Organized in Luxembourg, it has pipe manufacturing facilities in Argentina, Brazil, Canada, Italy, Japan, Mexico and Venezuela and a network of customer service centers present in over 20 countries worldwide.